UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                        Osicom Technologies, Inc.
                           (Name of Issuer)


                             Common Stock
                    (Title of Class of Securities)


                              688271 30 3
                             (CUSIP Number)

             c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel
                         W. Raymond Felton, Esq.
                          99 Wood Avenue South
                            P.O. Box 5600
                       Woodbridge, New Jersey 07095
            (Name, Address and Telephone Number of Person
            Authorized to Receive Notice and Communications)

                          Septemer 15, 1996
       (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ____. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO. 688271 30 3                           Page 2 of 4 Pages

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   RII Partners, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) _X_

     Members of Group:  Par Chadha
                        Sharon Chadha
                        Rand Research Corporation


   (b) ___

3. SEC USE ONLY


4. SOURCE OF FUNDS*

   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      ___

   Not Applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   R II Partners, Inc. - Nevada corporation
   Par Chadha - United States
   Sharon Chadha - United States
   Rand Research Corporation - Nevada corporation



                              7.  SOLE VOTING POWER
          NUMBER OF
           SHARES                 R II Partners, Inc. - 1,315,925
        BENEFICIALLY              Par Chadha - 87,092
          OWNED BY                Sharon Chadha - 28,906
            EACH                  Rand Research
         REPORTING                 Corporation - 585,858
           PERSON
            WITH

                               8.  SHARED VOTING POWER

                                   RII Partners, Inc. - 0
                                   Par Chadha - 0
                                   Sharon Chadha - 0
                                   Rand Research Corporation - 0

                              9.  SOLE DISPOSITIVE POWER

                                   RII Partners, Inc. - 1,315,925
                                   Par Chadha - 87,092
                                   Sharon Chadha - 28,906
                                   Rand Research
                                    Corporation - 585,858

                             10.  SHARED DISPOSITIVE POWER

                                   RII Partners, Inc. - 0
                                   Par Chadha - 0
                                   Sharon Chadha - 0
                                   Rand Research
                                    Corporation - 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     R II Partners, Inc. - 1,315,925
     Par Chadha - 1,988,875*
     Sharon Chadha - 1,930,689**
     Rand Research Corporation - 585,858

     * Par Chadha expressly disclaims ownership of any shares owned by Sharon Chadha.

     ** Sharon Chadha expressly disclaims ownership of any shares owned by Par Chadha.


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     R II Partners, Inc. -   12.7%
     Par Chadha -  19.2%
     Sharon Chadha -  18.6%
     Rand Research Corporation - 5.7%

14.  TYPE OF REPORTING PERSON*

     R II Partners, Inc. - CO
     Par Chadha - IN
     Sharon Chadha - IN
     Rand Research Corporation - CO

Item 1.  Security and Issuer

     (a) The title of the class of equity securities to which this statement relates is common stock.

     (b) The name and address of the principal executive office of the issuer is:

          Osicom Technologies, Inc.
          2800 28th Street
          Santa Monica, California 90405


Item 2.  Identity and Background

     (a) (b)  Name & Address:
              RII Partners, Inc. - 2250 East Tropicana Avenue
                                   Suite 19-264
                                   Las Vegas, NV 89119
              Par Chadha - 15332 Antioch Street
                           Pacific Palisades, CA 90272
              Sharon Chadha - 15332 Antioch Street
                              Pacific Palisades, CA 90272
              Rand Research
                Corporation - 2250 East Tropicana Avenue
                              Suite A-216
                              Las Vegas, NV 89119


     (c)  Occupation/Employment:

          (1) Par Chadha has served as a director of Osicom Technologies, Inc. since its inception in 1981. He served as President and Chief Executive Officer of Osicom from July 1981 through May 1993, and as Chairman from July 1981 through June 18, 1996. Mr. Chadha has been a director and Chairman of Builder's Warehouse Association, Inc. since March 30, 1995. Mr. Chadha is also a director of Rand Research Corporation, RII Partners, Inc. and RT Investments, Inc. which are privately held companies.

          (2) Sharon Chadha has been a director of Osicom Technologies, Inc. since 1983, has bee Chief Executive Officer of Osicom since May 1993 and has been Chairman since June 18, 1996. Mrs. Chadha has also served as Treasurer and Secretary of Osicom from August 1988 through June 1993 and Chief Financial Officer from 1983 through January 1996. Mrs. Chadha is a director and President of Rand Research Corporation, which is privately owned.

     (d) During the last five (5) years, none of the members of the group have been convicted in a criminal proceeding.

     (e) During the last five (5) years, none of the members of the group have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

           RII Partners, Inc. - Nevada corporation
           Par Chadha - United States
           Sharon Chadha - United States
           Rand Research Corporation - Nevada corporation


Item 3.  Source and Amount of Funds or Other Consideration

          N/A

Item 4.  Purpose of Transaction

          The reporting persons intend to continue to acquire in the open market additional securities of the Issuer on an ongoing basis.

          The reporting persons have no plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any material change in the present capitalization or dividend policy of the Issuer;

          (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (e) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

          (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

          (h) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person are as follows:

                                        SHARES        %


     R II Partners, Inc. -         1,315,925        12.7%
     Par Chadha -                  1,988,875*       19.2%
     Sharon Chadha -               1,930,689**      18.6%
     Rand Research Corporation -     585,858         5.7%

     * Par Chadha expressly disclaims ownership of any shares owned by Sharon Chadha.

     ** Sharon Chadha expressly disclaims ownership of any shares owned by Par Chadha.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     There are no exhibits filed with this Schedule.


Signature


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RII Partners, Inc.


October 18, 1996
                                      By:/s/Par Chadha
                                         ________________________
                                         Par Chadha